Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Lucid Motors Appoints Sherry House as Chief Financial Officer

Lucid’s leadership team is further enhanced with the appointments of Margaret Burgraff, VP of Software Validation; Sanjay Chandra, VP of Information Technology; Jeff Curry, VP of Marketing and Communications, driving the company toward deliveries of Lucid Air

NEWARK, CA, May 5, 2021 — Lucid Motors, which seeks to set new standards for sustainable mobility with its advanced luxury EVs, today announced that Sherry House has joined the company as Chief Financial Officer.

Ms. House joins Lucid from Waymo, bringing more than two decades of experience, with a compelling background of financial and technical expertise that includes:

•	Leadership of Waymo’s global corporate development, investments, acquisitions and external fundraising.
•	A deep understanding of financial operations for both Fortune 500 and emerging companies and how to improve upon them, based on her experience at Waymo and at private equity firms.
•	Over ten years with automotive OEM, Tier 1 supplier and mobility companies, as well as several years in the capital markets industry as a technology investor, investment banker and financial operating executive.

“We are delighted to have Sherry join us. Her rare combination of financial and technical experience bolsters our core leadership team in a pivotal year for Lucid as we prepare to transition to a publicly traded company and launch the Lucid Air,” said Peter Rawlinson, CEO and CTO, Lucid Motors. “We stand on the cusp of delivering the world’s most advanced electric vehicles, and now with the arrival of Sherry, augmented by the ongoing, invaluable contribution of our Vice President of Finance, Mike Smuts, we continue to build out what I believe to be the EV industry’s strongest leadership team.”

In addition to the new CFO, Lucid has announced three more additions to the company’s leadership team. Margaret Burgraff joins as Vice President of Software Validation, Sanjay Chandra as Vice President of Information Technology, and Jeff Curry as Vice President of Marketing and Communications. These leaders bring decades of expertise in the automotive and technology industries, including with global companies such Apple, Intel, Jaguar and Ferrari. With these new additions in place, Lucid’s executive leadership team will advance the company’s vision to redefine luxury, performance and efficiency in the electric vehicle market. In parallel, they will guide the company as it prepares for two major milestones planned in 2021: listing as a public company and starting customer deliveries of the groundbreaking Lucid Air.

Mrs. Burgraff joins Lucid with over 25 years of quality and software development management at world-renowned organizations including Apple and Intel. Most recently, she served as Vice President of Global Developer Relations at Intel, where she was responsible for co-engineering and enabling global independent software vendors to work best with Intel’s product portfolio. She has also served as Partner at Continuous Ventures, a global venture capital and private equity firm that primarily supports tech startups. An internationally renowned speaker, Mrs. Burgraff has presented to global audiences on topics such as A.I., big data and female empowerment.

Mr. Chandra brings two decades of experience at various global organizations including Workday, PayPal and Virgin Mobile. Most recently, he served as Chief Information Officer and Head of Cloud Operations at TiVo/Xperi for more than eight years. In that role, he was responsible for multiple IT functions including cloud operations, infrastructure and eCommerce that contributed to explosive business growth and customer expansion. His extensive experience includes management of a wide range of IT operations and infrastructure that provided global service availability and ensured reliability of complex systems.

With over two decades of marketing experience, Mr. Curry has worked across a range of industries with a résumé that includes iconic brands and high-tech startups. An award-winning marketer, his work has been seen on the biggest stages of consumer marketing, including the Super Bowl. Most recently, Mr. Curry served as Vice President of the Jaguar brand. He has also held notable marketing and PR leadership positions as Vice President of Marketing for Ferrari and leading e-mobility strategy for Audi. He also previously held public relations and brand management roles with Land Rover. Outside of automotive, he launched subscription-based digital entertainment as Vice President of Marketing at SiriusXM and is a Founding Partner of Mere Mortals, a brand strategy consultancy. Mr. Curry joins Lucid in a permanent capacity as Vice President, Marketing and Communications, after consulting on the Lucid brand’s marketing and go-to-market strategy since December 2019.

About Lucid Motors

Lucid’s mission is to inspire the adoption of sustainable energy by creating the most captivating electric vehicles, centered around the human experience. The company’s first car, the Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Featuring luxurious interior space in a mid-size exterior footprint, select models of the Air are expected to be capable of a projected EPA range of over 500 miles and 0-60 mph in 2.5 seconds. Customer deliveries of the Lucid Air, which will be produced at Lucid’s new factory in Casa Grande, Arizona, are planned to begin in the second half of 2021.

Media Contacts

Andrew Hussey

media@lucidmotors.com

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed business combination between Atieva, Inc. d/b/a Lucid Motors (“Lucid”) and Churchill Capital Corp IV (“CCIV”) and the related PIPE investment (together, the “proposed transactions”) will be submitted to shareholders of CCIV for their consideration. CCIV has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range and other features of the Lucid Air, future manufacturing capabilities and facilities, the potential success of Lucid’s go-to-market strategy and expectations related to the terms and timing of the proposed transactions, including the timing of Lucid’s planned public listing. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that have been or may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.